Eilenberg & Krause llp

11 East 44th Street

New York, New York 10017
Telephone: (212) 986-9700

Facsimile: (212) 986-2399

October 15, 2010

Ms. Pamela Long
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington DC  20549

Re:	Acorn Energy, Inc. (the “Company”) Registration Statement on Form S-3 Filed September 16, 2010 File No. 333-169434

Dear Ms.Long:

We are outside counsel to the Company.  This letter is submitted in response to the comments in your letter of October 12, 2010 regarding the Company’s Registration Statement on Form S-3, Registration No. 333-169434 filed on September 16, 2010 (the “Registration Statement”).  Today the Company is filing Amendment No. 1 to the Registration Statement with the Securities and Exchange Commission.  The amended Registration Statement, which reflects the Company’s response to the comments contained in your letter, has been marked to show changes from the initial filing.

We have provided below the text of the comments included in your letter for convenience purposes.  We respond to the Staff’s comment as follows:

General

1.  Please provide an analysis of your eligibility to use Form S-3 for this offering. To the extent you are relying on General Instruction I.B.6 to use Form S-3, please provide the calculation required by General Instruction I.B.6.(a) on the outside front cover of the prospectus. Refer to Instruction 7 to General Instruction LB. of Form S-3.

The Company is eligible to use Form S-3 under I.B.1.  The aggregate market value of the Company’s common equity held by non-affiliates was $76,728,046 on August 2, 2010, which date was within 60 days prior to the initial filing date of the registration statement.  On such date, 14,614,866 shares of the Company’s common stock were held by non-affiliates and the closing price for the Company’s common stock was $5.25.

Description of Capital Stock, page 4

Division of Corporation Finance
October 15, 2010

2.           Please state whether holders of your capital stock have cumulative voting rights.

We have revised the disclosure to state that holders of the Company’s common stock do not have cumulative voting rights.

Description of Debt Securities, page 5

3.           In the third paragraph, you state, "The debt securities will be issued under an indenture between [you] and a trustee." If the trustee is known, please disclose the name of the trustee and the nature of any material relationship the trustee may have with you. Please also disclose the percentage of securities of the class necessary to require the trustee to take action and what indemnification the trustee may require before proceeding to enforce any liens. Refer to Item 202(b)(10) of Regulation S-K.

We have revised the disclosure to state that the trustee is not known. We have also revised the disclosure to state that any prospectus supplement relating to debt securities will disclose the required information regarding the trustee.

Description of Rights, page 13

4.           Please confirm that any prospectus supplement relating to the issuance of rights will disclose the amount of securities called for by the rights, the period during which and the price at which the rights are exercisable, any provisions for changes to or adjustments in the exercise price, and any other material terms of such rights. See Item 202(c) of Regulation S-K.

We have revised the disclosure to state that any prospectus supplement relating to the issuance of rights will disclose the required information.

Exhibits, page II-2

5.           We note that you incorporate by reference the form of Indenture for Debt Securities that you filed with an earlier registration statement on August 13, 2009. Please note that any incomplete exhibit which has been filed in preliminary form may not be incorporated by reference in any subsequent filing, as required by Instruction 1 to Item 601 of Regulation S-K. Please revise accordingly.

We have filed the form of Indenture for Debt Securities with Amendment No. 1 to the registration statement and revised the list of exhibits accordingly.

6.           We note that you intend to file Form T-1 on a delayed basis. Please note that this form should be filed under the electronic form type "305B2". Please revise to make this clear, as the footnotes to the exhibit table do not indicate whether the form is filed with the registration statement or will be filed after effectiveness. In addition, please ensure that you refer to Rule 305(b)(2), rather than 302(b)(2).

Division of Corporation Finance
October 15, 2010

We have revised the exhibit index to the registration statement to indicate that the Form T-1 will be filed subsequent to effectiveness pursuant to Rule 305(b)(2).

If you have any questions regarding the amendment or if we can otherwise be of assistance, you may call Sheldon Krause (extension 307) or David Henkoff (extension 305) at the number above.

Respectfully submitted, /s/ Sheldon Krause